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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYPPEX, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 WESTCHESTER AVE

         (No. and Street)

RYE BROOK	NY	10573
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG   212-668-8700

             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN & ASSOCIATES, LLC

    (Name – if individual, state last, first, middle name)

281 DANBURY RD	WILTON	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  [✓] Certified Public Accountant

  [ ] Public Accountant

  [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange

FEB 28 2018

RECEIVED

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____LAURENCE G. ALLEN_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_NYPPEX, LLC_____ , as
of _December 31_____ , 20 _17_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

ANA MARIA HENRIQUEZ
Notary Public
Connecticut
My Commission Expires Jul 31, 2018

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYPPEX, LLC

Statement of Financial Condition

December 31, 2017

NYPPEX, LLC

Contents



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of NYPPEX, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NYPPEX, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 (the 'Supplemental Information') has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Halpern & Associates, LLC

Halpern & Associates LLC

We have served as the Company's auditor since 3/22/01.

Wilton, CT
February 22, 2018

Statement of Financial Condition
For the Year Ended December 31, 2017

ASSETS

Cash and cash equivalents	$	469,658
Accounts receivable		171,656
Receivables from clearing brokers		97,163
Other assets		25,938
Securities at market value		23,056
TOTAL ASSETS	$	787,471

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	252,473
Due to affiliates		92,620
TOTAL LIABILITIES		345,093
MEMBER'S EQUITY		442,378
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	787,471

Notes to Financial Statement
For the Year January 1, 2017 through December 31, 2017

1. Organization and Nature of Business

NYPPEX, LLC (the "Company") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The Company is a wholly-owned subsidiary of NYPPEX Holdings, LLC ("Holdings"). The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets, LLC ("RBC").

The Company's core business is to provide private equity secondary market brokerage, advisory and data for interests in private partnerships (e.g. buyout, venture, real estate, hedge funds, etc.) and restricted securities in private companies. Its customers include general partners, corporations, institutions, financial services firms and high net worth private clients.

Since its inception, the Company has focused on developing proprietary trading software and price data to automate secondary and new issue private equity transactions via the Internet.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

In connection with its public securities transactions, the Company introduces its customer transactions to RBC for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify RBC for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2017, all amounts related to customer transactions were received by RBC. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed. At December 31, 2017, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

In connection with its private securities transactions, in general, the Company utilizes escrow accounts at commercial banks to facilitate the simultaneous settlement of transactions. The Company does not hold customer funds or securities in serving as agent for such private securities transactions.

The Company is in negotiations with certain private equity fund administrators, which are divisions of global financial services firms, to provide equity secondary market data and transfer services via the NYPPEX IPL Private Trading System™.

2. Summary of Significant Accounting Policies

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Security transactions and financing with RBC are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Purchases and sales of securities are recorded on a trade date basis. Commissions are generally recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

Notes to Financial Statement
For the Year January 1, 2017 through December 31, 2017

2. Summary of Significant Accounting Policies (continued)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Managing Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

As of December 31, 2017, 99.97% of the investments held by the Company are classified as Level 1 securities.

The following table presents a reconciliation of Level 3 assets measured at fair value for the year ended December 31, 2017:

	Assets
Level 3 Balance - December 31, 2016	$ 7
Warrant Acquired	0
Warrant Reorganization	0
Level 3 Balance - December 31, 2017	$ 7

3. Cash and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include $0 being held in money market funds

4. Provision for Income Taxes

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As a LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2014, 2015, 2016 and 2017. For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions.

5. Related Party Transactions

The Company has an administrative services agreement with Holdings based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis. The Company also has a service level agreement (the "SLA") with Holdings due to an integration of human resources and payroll entirely to Holdings. The Company contracted human resources and payroll support under the SLA beginning January 1, 2013. The collective expenses incurred by the Company as per the administative services agreement and SLA amounted to $1,129,063 during 2017. These expenses are routinely paid to Holdings throughout the year with any outstanding balance being reported as a payable due to parent on the statement of financial condition. As of December 31, 2017, the Company had an outstanding balance to the parent in the amount of $92,620, which is reflected on the statement of financial condition. The Company has no additional obligation, either direct or indirect, to compensate Holdings for these expenses.

Notes to Financial Statement
For the Year January 1, 2017 through December 31, 2017

5. Related Party Transactions (continued)

In the normal course of business, the Company has executed brokerage transactions as agent for an affiliate, ACP Investment Group, LLC and its sponsored funds (together as "ACP"). ACP is affiliated with the Company through common management. ACP provides advisory and other related services to the Company. Contractual arrangements have been entered into which involve payment for the services each provides. In addition, the Company serves as placement agent to certain other affiliated entities for which it receives standard compensation.

Certain employees and contractors of the Company are also employees and contractors of ACP. These financial statements include a payable to ACP X of $0 for transaction-related fees.

As with affiliates in general, there are various potential conflicts of interest including but not limited to between the Company, Holdings and ACP.

6. Warrant and Investments

In its normal course of business, the Company receives warrants as fees for investment banking services. The Company expects to continue to receive warrants, representing the right to purchase equity in companies for which investment banking services are provided, as recurring fee-based revenue. At December 31, 2017, the warrants were assigned a nominal value. A portion of the warrants are typically awarded to employees in accordance with a vesting schedule as determined by management.

7. Employee Benefit Plans

The Company's retirement plan is a defined contribution plan under Section 401(k) of the IRS Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. The Company has elected to make contributions up to 3% of employee compensation (subject to a maximum contribution of $7,950 per employee). Holdings is the administrator of the plan and officers of the Company and Holdings serve as trustees of the plan. The plan has a December 31 year-end and the 2017 financial statements include an expense of $60,153 relating to the 3% employer contribution. The retirement plan also features a discretionary profit sharing plan, to which no contributions were made during the year ended December 31, 2017.

8. Legal and Regulatory Matters

In the normal course of business, the Company can be named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation, arising in connection with its activities as a global financial services institution. Certain of the actual or threatened legal actions can include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases can be bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten or sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. The Company's future legal expenses may fluctuate from period to period, given the current environment regarding government investigations and private litigation affecting global financial services firms, including the Company.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties.

Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation.

Notes to Financial Statement
For the Year January 1, 2017 through December 31, 2017

8. Legal and Regulatory Matters (continued)

Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased materially in the financial services industry. As a result, the Company expects that it may become the subject of increased claims for damages and other relief and, while the Company has identified below certain proceedings that the Company believes to be material, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Although management believes its compliance standards for the Company are adequate, the Company cannot guaranty nor does it imply any particular outcome in the future from actual or threatened litigation or from interactions with regulators.

9. Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $239,779, which exceeded the minimum requirement of $23,006 by $216,773. The Company's ratio of aggregate indebtedness to net capital was 1.44 to 1.

11. Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured. Syndicate revenue is a byproduct of providing research and advisory services. The Company is never an underwriting manager. Income is recognized at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

12. Liabilities Subordinated to Claims of General Creditors

As of December 31, 2017, the Company had not entered into any subordinated loan agreements.

13. Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 60620, which is reflected on the statement of financial condition. The Company has no additional obligation, either direct or indirect, to compensate Holdings for these expenses.7. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

14. Subsequent Events

Events have been evaluated through February 23, 2018, the date that these financial statements were available to be issued and no further information is required to be disclosed.